July 8, 2005

Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C. 20549

RE:   OVATION PRODUCTS CORPORATION
      REGISTRATION STATEMENT ON FORM 10-SB, AMENDMENT NO. 3
      FILE NUMBER 000-51145


Dear Mr. Jones:

      This letter is submitted on behalf of Ovation Products Corporation (the "Company") in response to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 2 to the Company's Registration Statement on Form 10-SB filed on January 27, 2005 (the "Form 10-SB"), as set forth in your letter dated May 18, 2005 to William Lockwood (the "Comment Letter"). The Company concurrently is filing Amendment No. 3 to the Form 10-SB (the "Amendment No. 3"), which includes changes that principally reflect responses to the Staff's comments.

      For reference purposes, the text of the Comment Letter has been reproduced herein with our responses below each numbered comment. For your convenience, we have bolded and italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the responses refer to Amendment No.3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

      In addition to submitting this letter via EDGAR, simultaneously herewith we are sending to you via UPS Overnight Delivery three copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).


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The Water Purification and Treatment Industry -- Page 4

1. REFER TO PRIOR COMMENT 3. PLEASE SUPPLEMENTALLY PROVIDE SUPPORT FOR THE INDUSTRY DATA IN THE FIRST THREE PARAGRAPHS OF THIS SECTION. MARK THE MATERIAL TO IDENTIFY THE PORTION(S) YOU ARE SUBMITTING AS SUPPORT. IF THE SOURCES ARE PROPRIETARY, SUPPLEMENTALLY DEMONSTRATE THAT YOU HAVE AUTHORIZATION TO USE THIS INFORMATION.

Supplementally, we advise the Staff that the industry data provided in the first three paragraphs of the section were derived from the following industry sources (a copy of these articles and reports, or the synopsis of the text taken from the source, have been attached hereto as Exhibit A) and are included with the paper courtesy copies:

      o According to the World Bank, "The challenge is enormous: over one billion people still lack access to safe water, and nearly two billion lack safe sanitation. Slow progress is not acceptable, as more than three million people still die every year from avoidable water-related disease." Water Supply and Sanitation, Resource: World Bank Group, available at: http://www.worldbank.org/html/fpd/water/

      o "In 2002 about 1.7 million deaths worldwide were attributed to unsafe water, sanitation and hygiene, mainly through diarrhea." The
            Problem: Limited Access and Poor Service, Source: World Bank Group, available at http://www.undp.org/seed/water/supply.htm

      o "About three billion people today lack safe sanitation. Within 20 years it is expected that an additional two billion will live in towns and cities, mainly in developing countries, demanding sanitation. The need for action is urgent, but do we have the solutions? Conventional sewage systems, based on flush-toilets, have failed to solve the sanitation needs for developing countries. Over 95 % of sewage in developing countries is today discharged untreated, polluting rivers, lakes and coastal areas. Groundwater is almost inevitably polluted thus threatening drinking water supply." Improving human health through non-polluting water supply and sanitation systems, Resource: United Nations Development Programme, available at http://www.worldbank.org/watsan/pdf/WSS_report_Final_19Feb.pdf

      o "Christie Whitman, former EPA Administrator, called water quantity and quality, the biggest environmental issue that we face in the 21st century" Quote from EPA: Source: August 12, 2002, U.S. News & World Report


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

      o "US water systems will need to invest approximately $277 billion over the next 20 years to ensure safe drinking water, according to USEPA's third national Drinking Water Infrastructure Needs Survey and Assessment, which the agency uses to update the formula for distributing Drinking Water State Revolving Fund capitalization grants to states each year.

            USEPA noted that the newly calculated total need, based on data collected in 2003, is much greater than previously estimated under the first survey of 1995 (total need estimated at $167.4 billion) and the second survey of 1999 (total need estimated at $165.5 billion). Released this week by the agency, the survey found that $184 billion of the total need is for upgrading transmission and distribution infrastructure, followed (in order) by treatment, storage and source needs.

            The new assessment, USEPA said, "more accurately captures needs that were under-reported in earlier assessments, particularly costs needed to address necessary rehabilitation and replacement of deteriorating infrastructure." USEPA announces latest drinking water needs survey Source: World Bank WaterWeek staff report, June 15, 2005

Ovation's Technology -- Page 6

2. REFER TO PRIOR COMMENT 5. PLEASE REVISE THE DISCLOSURE TO BE MORE READILY UNDERSTOOD BY READERS NOT FAMILIAR WITH WATER DISTILLATION TECHNOLOGY. FOR EXAMPLE, WE NOTE THE REFERENCES TO "Q LOSS" AND "BTU/HR." AS ANOTHER EXAMPLE, CLARIFY THE RELATIONSHIP BETWEEN THE STEPS ON PAGE 6 AND THE DIAGRAM ON PAGE 5.

As requested by the Staff, the diagram on page 5 and the accompanying notes on Page 6 of Amendment No. 3 have been revised to be more readily understood by the average reader. The various steps also have been sequentially ordered and numbered.

Industrial Waste Stream Applications -- Page 8

3. REFER TO PRIOR COMMENT 1. PLEASE DISCUSS THE MATERIAL TERMS OF THE AGREEMENT, SUCH AS THE SCHEDULE 3, THE SALES PRICE AND THE REDUCED UNIT COST, AND THE TERM OF THE AGREEMENT. ALSO, DISCUSS THE REASONS FOR THE DELAYS.

As requested by the Staff, the disclosure on page 8 of Amendment No. 3 now includes material terms of the agreement and discusses reasons for the delays.

Ovation's Technology -- Page 8

4. REFER TO PRIOR COMMENT 9. PLEASE TELL US WHERE YOU RESPONDED TO THE THIRD SENTENCE.

We believe that we have explained the operating cost comparisons on page 6. For each alternative, we provide a per gallon operating cost.


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

S.J. Electro Systems, Inc. -- Page 33

5. REFER TO PRIOR COMMENT 2. PLEASE TELL US WHERE YOU RESPONDED TO THE LAST SENTENCE.

As requested by the Staff, the disclosure on page 33 of Amendment No. 3 has been added to respond to prior comment 2.

We appreciate in advance your time and attention to Amendment No. 3, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-336-8179.


Sincerely,

/s/ Anna T. Pinedo
--------------------
Anna T. Pinedo, Esq.

cc:  William Lockwood
     Robert MacDonald
     James R. Tanenbaum, Esq.
     Michael Kalish, Esq.


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                                    EXHIBIT A

                            [Supplemental Materials]